SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                          Commission File No. 000-27211

                   Form 10-QSB for Period Ended: July 31, 2011

PART - I - Registrant Information

                            MEDINA INTERNATIONAL, INC.
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             (Exact name of registrant as specified in its charter)

                               CIK No. 0001093248

                        1802 Pomona Rd, Corona, CA 92880
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               (Address of principal executive offices) (Zip Code)


PART II - Rules 12-b25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on form 10-Q, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

         State below, in reasonable detail, the reasons why Form 10-K and form 10-Q, 20-F, 1-K, 10-Q, and Form N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The financial statements are not yet completed and cannot be completed by the required filing date without unreasonable cost and effort.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

                 Daniel Medina     (909) 522-4414

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  Yes

         (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be effected by the earnings statements to be included in the subject report or portion thereof?

                No

     MEDINA INTERNATIONAL HOLDINGS, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Dated: September 14, 2011          MEDINA INTERNATIONAL HOLDINGS, INC.


                                           /s/  Danny Medina
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                                            Danny Medina, President